NO ACT

PE
1-17-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

12025213

Received SEC

MAR 1 3 2012

Washington, DC 20549

March 13, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-13-12

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: International Paper Company
Incoming letter dated January 17, 2012

Dear Mr. Mueller:

This is in response to your letter dated January 17, 2012 concerning the shareholder proposal submitted to International Paper by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 17, 2012, January 23, 2012, February 9, 2012, February 12, 2012, February 13, 2012 and February 28, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum ***

March 13, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Paper Company
Incoming letter dated January 17, 2012

The proposal requests that the board "undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of."

We are unable to concur in your view that International Paper may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that International Paper may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that International Paper may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. In addition, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that International Paper may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that International Paper may exclude the proposal under rule 14a-8(i)(10). We are unable to conclude that International Paper's policies, practices and procedures compare favorably with the guidelines of the proposal such that International Paper has substantially implemented the proposal. Accordingly, we do not believe that International Paper may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sirimal R. Mukerjee
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

February 28, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
International Paper Company (IP)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 17, 2012 company request to avoid this established rule 14a-8 proposal.

The 4-page argument starting on page 11, essentially says that if a supporting statement cites the dismal state of other aspects of the company's corporate governance – as an added incentive to adopt the proposal at hand, then the other aspects of the company's corporate governance are then transformed into the topic of the proposal.

Such defective reasoning thus taints the entire letter.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Sharon R. Ryan <Sharon.Ryan@ipaper.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

February 13, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
International Paper Company (IP)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 17, 2012 company request to avoid this established rule 14a-8 proposal.

The company argument seems to be wrongly addressed to a hypothetical written consent proposal in regard to every conceivable issue that the board is not in favor of.

This actual proposal specifies written consent "to the fullest extent permitted by law."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Sharon R. Ryan <Sharon.Ryan@ipaper.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

February 12, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
International Paper Company (IP)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 17, 2012 company request to avoid this established rule 14a-8 proposal.

The company 2011 annual meeting proxy said that adopting written consent "would allow a group of shareowners, who, for as little as a single day, hold a majority of the Company's outstanding shares" the ability to "take significant action, such as electing new directors or amending the Company's By-laws."

These are examples of "issues that our board is not in favor of."

Thus the company January 17, 2012 company no action request is at least a flip-flop.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Sharon R. Ryan <Sharon.Ryan@ipaper.com>

'able of Contents

Proposal Submitted by our Shareowners

tem 5 — Shareowner Proposal Concerning Shareowner Action by Written Consent

Ve expect the following shareowner proposal to be presented at the annual meeting. Upon request, we will promptly provide any hareowner with the name, address and number of shares held by the shareowner making this proposal. The Company is not esponsible for the contents of this shareowner proposal or any supporting statement.

'he shareowner proposal will be approved if a ***majority of a quorum at the annual meeting*** is voted *"for"* the proposal. You may 'ote *"for"* or *"against"* the shareowner proposal, or you may *"abstain"* from voting. *"Abstentions"* will have the same effect as a 'ote against this shareowner proposal, because they are considered votes present for purposes of a quorum. If you hold your shares in treet name, your failure to indicate voting instructions to your bank or broker will cause your shares to be considered broker non-votes iot entitled to vote with respect to Item 5. Broker non-votes will have the same effect as a vote against this proposal.

> "RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).
>
> Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.
>
> The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status.
>
> Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 5."

'End of Shareowner Proposal]

Position of Your Company's Board of Directors

The Board of Directors and its Governance Committee have considered this proposal and concluded that it is not in the best interest of our shareowners for the following reasons.

- ***Matters that are sufficiently important and subject to a shareowner vote should be communicated to all shareowners and all shareowners should have the opportunity to vote on such action.***

The Company's By-Laws provide that shareowner action must be effected at a duly called annual or special meeting. This meeting requirement protects all shareowners by ensuring the following benefits:

- notice of a request for a special meeting and the proposals to be considered;
- at the meeting, an opportunity to discuss and raise questions with our Board of Directors and senior management (who attend our meetings), as well as with other shareowners; and
- most importantly, the right to vote on any proposals.

We urge you to vote against this proposal because it would allow a group of shareowners, who, for as little as a single day, hold a majority of the Company's outstanding shares, to impose their will on the minority without a meeting of the Company's shareowners. They could take significant action, such as electing new directors or 'able of Contents

mending the Company's By-laws. These actions could become effective without your knowledge or consent. The Board believes this ; contrary to sound corporate governance principles that the Company has adopted to protect shareowner rights and to ensure your oice is heard.

Jew York law currently permits shareowners to act by unanimous written consent; that is, all shareowners may act by executing a vritten consent. The requirement of unanimity safeguards the right of all shareowners to be informed and have an opportunity to be eard on a proposed action.

The Board believes that NY law which allows shareowners to act at an annual or special meeting and permits shareowners to act by manimous written consent is fair to all shareowners and ensures the proper functioning of the Company's business and affairs.

- ***The Board believes this proposal, if implemented, would create confusion and disruption.***

'ermitting a majority of shareowners to act by written consent could also create substantial confusion and disruption in a publicly held ompany with approximately 437 million shares outstanding. Multiple groups of shareowners could solicit written consents at any ime and on any range of issues, some of which may be in part duplicative or potentially conflicting. This could lead to chaotic rather han an orderly conduct of corporate affairs and may frustrate shareowners leading to lesser overall participation in important Company matters.

- ***The Company has adopted sound corporate governance policies which ensure that the Board of Directors remains fully transparent and accountable as well as provide shareowners with access to the Board of Directors and ample opportunity to submit items for approval at annual meetings.***

Over the last several years, the Company has enhanced its corporate governance policies in order to achieve greater transparency and accountability by:

- eliminating the classified structure of the Board of Directors to allow for annual election of all directors;
- adopting a majority-voting standard in uncontested director elections and a resignation requirement for directors who fail to receive the required majority vote. The Board is prohibited from changing back to a plurality-voting standard without the approval of the shareowners; and
- amending the Company's Certificate of Incorporation and By-Laws to eliminate all supermajority voting requirements.

In addition, the Company's shareowners currently have the right to:

- communicate directly with any member of the Board of Directors or a committee member;
- propose director nominees to the Governance Committee;
- submit proposals for presentation at an annual meeting of shareowners and inclusion in the Company's proxy statement, subject to certain rules of the Securities and Exchange Commission; and
- submit proposals, including nominations of director candidates, directly at an annual meeting, subject to certain conditions in our By-Laws.

The Board believes that the Company's existing corporate governance policies provide the appropriate balance between ensuring transparency and accountability, as well as meaningful access to the Board, and ample opportunities to raise matters before the shareowners on an annual basis.

Our Board of Directors unanimously recommends that you vote AGAINST this proposal.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

February 9, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
International Paper Company (IP)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 17, 2012 company request to avoid this established rule 14a-8 proposal. The company cannot even correctly identify the proponent.

The company is vague in its purported description of board approval according to NYBCL. The company does not clarify whether board approval under NYBCL is a procedural approval or merely for the board to declare the advisability of a precatory proposal as in Delaware law.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Sharon R. Ryan <Sharon.Ryan@ipaper.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

January 23, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
International Paper Company (IP)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 17, 2012 company request to avoid this established rule 14a-8 proposal. The company cannot even correctly identify the proponent.

The rule 14a-8 proposal would need to be reworded to fit the company argument.

To fit the company argument the second sentence would need to have the first two words omitted. Then a verb would need to be added after the period of the second sentence.

In other words, "This includes" would need to be removed from the second sentence. Then "written consent" would be altered to be the first words of the second sentence. Plus a verb would need to be added after "of."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Sharon R. Ryan <Sharon.Ryan@ipaper.com>

[IP: Rule 14a-8 Proposal, December 9, 2011]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

The 2011 proposal on this topic won 52% support at our 2011 annual meeting. This proposal topic also won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. This proposal is important because our company does not have a provision for 10% of shareholders to call a special meeting.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm, rated our company "High Concern" in executive pay – $17 million for John Faraci and only 51% of CEO pay was incentive based.

A significant portion of our CEO's total summary compensation consisted of $5 million in pension increases. The executive pay committee added a provision which enabled it to use discretion to increase the pay pool by 25% under the 2011 annual plan. In addition, the long-term performance share plan (PSP) did not require above-median performance for partial payouts. Underperforming industry peers should not result in monetary awards of any kind.

Furthermore, Mr. Faraci's "all other compensation" ballooned to $1.3 million. This level of perquisites raised red flags both in its amount and components, as it is typically very difficult to justify in terms of shareholder benefit. This amount included dividend realized from vested PSP pay ($668,000), company matching contributions ($193,000), and the CEO's personal use of the company jet ($387,000).

Finally, our CEO was potentially entitled to over $55 million if there is a change in control. Executive pay polices such as these are not in the interests of shareholders.

Joan Spero, new to our board in 2011, was on the Delta Air Lines board leading up to its bankruptcy. William Walter, chairman of our executive pay committee, received our highest negative votes.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Shareholder Action by Written Consent – Yes on 3.*

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

January 17, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
International Paper Company (IP)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This responds to the January 17, 2012 company request to avoid this established rule 14a-8 proposal. The company cannot even correctly identify the proponent.

The company is at least implicitly saying that there is no way to claim that a short simple proposal (73-words) is purportedly vague without a complicated argument. And every subsequent company Rule 14a-8(i) argument seems to hinge on the first company argument of purported vagueness.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Sharon R. Ryan <Sharon.Ryan@ipaper.com>

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 42186-00134

January 17, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *International Paper Company*
Shareowner Proposal of John Chevedden (Steiner)
Exchange Act of 1934--Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, International Paper Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareowners (collectively, the "2012 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof (the "Supporting Statements") received from John Chevedden on behalf of Kenneth Steiner (the "Proponent"). Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were

> present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(2) because the Proposal would, if implemented, cause the Company to violate state law;
- Rule 14a-8(i)(3) because the Proposal is materially false and misleading; and
- Rule 14a-8(i)(10) because the Company has substantially implemented the underlying concern and objective of the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that a shareowner proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Moreover, the Staff consistently has concurred that a shareowner proposal is sufficiently vague so as to justify exclusion if it is subject to multiple interpretations. For example, the proposal in *General Electric Co.* (avail. Jan. 26, 2009) requested an amendment to the company's governing documents that would give ten percent shareowners the power to call special shareowner meetings. It further stated that the amendment to the governing documents "will not have any exception or exclusion conditions . . . applying to shareowners only and meanwhile not apply to management and/or the board." The company argued that the proposal could be interpreted as saying either that the *amendment* would not apply to management and/or the board or that any *exception or exclusion conditions* applying to shareowners would also apply to management and/or the board. The first interpretation was the more correct interpretation from a grammatical standpoint, but the second interpretation was also a reasonable one. The Staff concurred that the proposal could be excluded. *See also Bank Mutual Corp.* (avail. Jan. 11, 2005) (concurring in the exclusion of a proposal that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" because it was unclear whether the mandatory retirement age was to be 72 years or whether the age would be determined when a director attains the age of 72 years).

Similar to the *General Electric* and *Bank Mutual* proposals, the Proposal is subject to multiple interpretations. The Proposal's second sentence, "This includes written consent regarding issues that our board is not in favor of," can be interpreted in at least two different ways:

Interpretation 1: The second sentence refers to the types of corporate actions that are to be subject to shareowners' right to act by written consent.

Under this interpretation, the Proposal calls for an absolute right to act by written consent. Specifically, it asks the Company to implement a shareowner right to act by written consent even for matters where a statutory prerequisite of prior board authorization applies[1] but has not occurred. This interpretation is based on a literal reading of the second sentence, which does not import the first sentence's "to the fullest extent permitted by law" parenthetical into the second sentence, since the parenthetical is not a part of the second sentence.

---

[1] As further discussed in the Rule 14a-8(i)(2) section, below, New York law requires board approval prior to certain corporate actions, such as an amendment to a company's certificate of incorporation, being submitted for shareowner approval.

The Proponent's arguments in another matter, *Citigroup Inc.* (avail. Jan. 27, 2011), support this interpretation. The *Citigroup* proposal was almost identical to the Proposal, except that it did not include the second sentence. The company argued that it had substantially implemented the proposal, and it stated as an example that shareowners had recently acted by written consent to amend the company's certificate of incorporation. Aware that (as required by state law) these certificate amendments had first been approved by the company's board, the Proponent responded by observing that the company had not "giv[en] any example of where its stockholders 'took action by written consent' on an issue not approved by the board." The Staff in *Citigroup* concurred that the company's existing provisions substantially implemented the proposal before it.

Based on the Proponent's arguments in *Citigroup*, it appears that the Proponent may have inserted the second sentence into this year's version of the Proposal to avoid the outcome in *Citigroup* and clarify that he wants shareowners to have the right to act by written consent to approve matters such as certificate amendments even when the board has not approved them.

A further factor supporting this interpretation is that the second sentence is not necessary to understand the first sentence. The first sentence, including the parenthetical, can stand alone and have an understandable meaning. (In fact, the first sentence has been submitted as a standalone proposal in the past. *See, e.g.*, *Citigroup*.) The "to the fullest extent permitted by law" parenthetical is logically interpreted to refer to the voting standard that is to be implemented under the requested written consent mechanism, since Section 615 of the New York Business Corporation Law (the "NYBCL"), the statute that governs written consent, allows a written consent voting threshold to be set at a level above, but not less than, the minimum number of votes that would be necessary to authorize or take an action at a meeting at which all shares entitled to vote thereon were present and voted. *See AT&T Inc.* (avail. Feb. 12, 2010) (proposal seeking ability to act by written consent of a majority of outstanding shares, but not containing a "to the fullest extent permitted by law" qualifier, excludable under Rule 14a-8(i)(2) because under state law certain actions require approval by greater than a majority of outstanding shares). Because the first sentence makes sense when read in conjunction with New York's statute governing written consent, readers are not left wondering about the parenthetical's meaning such that they would feel a need to look to the second sentence. Thus, readers would not assume that the parenthetical statement in the first sentence would also apply to the second sentence.

Interpretation 2: The second sentence refers to an additional condition requested by the Proposal, that the Company not condition shareowners' right to act by written consent.

The second sentence may be read to modify the manner in which the first sentence is implemented, to mean that the ability to act by written consent should not be limited to situations where the board has first approved the shareowners' use of a written consent process. This interpretation is supported by the Proponent's interactions with the company in *Boeing Co.* (avail. Feb. 4, 2011). Boeing's certificate of incorporation prohibited action by written consent on any matter absent "the affirmative vote of a majority of the Continuing Directors." Mr. Chevedden, who had submitted a written consent proposal to Boeing that was almost identical to the first sentence of the Proposal, asserted that his "proposal does not ask for limited written consent by shareholders as limited by the current provisions in the certificate of incorporation." In view of this objection to the provision of Boeing's certificate, it is possible that Mr. Chevedden added the second sentence to this year's version of the Proposal to clarify that the Proposal should be implemented in a manner that does not include this particular type of procedural hurdle to acting by written consent.[2]

Because the Proposal is subject to multiple interpretations, the Proposal may be excluded from the Company's 2012 Proxy Materials under Rule 14a-8(i)(3) because it is so vague and indefinite as to be misleading.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Implementation Of The Proposal Would Cause The Company To Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a shareowner proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. The Company is incorporated under New York law. As discussed below, we believe that under a reasonable interpretation of the Proposal (the first interpretation discussed in part I of this letter, above) implementation of the Proposal would cause the Company to violate New York law. We therefore believe the Proposal may be excluded pursuant to Rule 14a-8(i)(2).

---

2 This interpretation is also supported by Mr. Chevedden's special meeting proposals in which he has sought to avoid various types of limitations or conditions from being imposed on the ability to call special meetings. *See General Electric Co.* (avail. Jan. 26, 2009) (proposal requesting an amendment to the company's governing documents should "not have any exception or exclusion conditions . . . applying to shareowners only and meanwhile not apply to management and/or the board."

A. A Proposal May Be Excluded If Implementation Of A Reasonable Interpretation Would Cause The Company To Violate State Law, Even If The Proposal Has Other Interpretations.

Exclusion under Rule 14a-8(i)(2) is not reserved exclusively for proposals that have just one possible interpretation. For example, the proposal in *Vail Resorts, Inc.* (avail. Sept. 16, 2011) sought a bylaw amendment that would "make distributions to shareholders a higher priority than debt repayment or asset acquisition." That proposal could have been interpreted as asking (1) that when the company's excess funds are sufficient that it can either pay dividends or repay debt, it should pay dividends; or (2) that the company make its debts subordinate to dividend payments. Although the first interpretation would not have been contrary to state law, the Staff permitted exclusion under Rule 14a-8(i)(2), presumably because the second interpretation was violative of state laws governing creditors' rights and the payment of dividends.

We are aware of the Staff's statement in SLB 14B that in analyzing an opinion of counsel supporting an argument based on state law, the Staff "consider[s] the extent to which the opinion makes assumptions about the operation of the proposal that are not called for by the language of the proposal." However, as the above precedent illustrates, an assumption that a proposal will operate consistently with one of its reasonable interpretations is not an "assumption[] about the operation of the proposal that [is] not called for by the language of the proposal." A legal opinion demonstrating that implementation of a reasonable interpretation of a proposal would cause a company to violate state law can be a valid opinion even if other interpretations exist. For example, in *Marathon Oil Corp.* (avail. Feb. 6, 2009) (*Rossi – incoming letter dated December 12, 2008*), the legal opinion addressed a proposal that sought an amendment to the company's governing documents that would give ten percent shareowners the power to call special shareowner meetings. The Proposal further asked that the amendment "will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board." The legal opinion explained how two possible interpretations of the Proposal were contrary to state law, one of which was that the proposal's ten percent ownership requirement would apply to the board. In addressing this interpretation, the opinion acknowledged an assumption it was making, which assumption, if it went the other way, could have been the basis for a third interpretation of the proposal, that the proposal's ten percent ownership requirement would not apply to the board.[3] The

[3] The opinion stated (with emphasis added):

> *Insofar* as the Proposal would require that "any exception or exclusion condition" applied to stockholders also be applied to the Board, *such*

opinion did not state that this third interpretation would violate state law, yet the Staff granted no-action relief under Rule 14a-8(i)(2). That Staff was aware of this third interpretation and viewed it as a reasonable one is evidenced by the fact that the interpretation's existence was one of two interpretations that served as the basis for the Staff's decision to grant no-action relief under Rule 14a-8(i)(3) in *General Electric Co.* (avail. Jan. 26, 2009).

In fact, it is logical that a proposal having multiple reasonable interpretations is subject to exclusion under Rule 14a-8(i)(2) when one of these interpretations would cause the company to violate the law. To conclude otherwise would inappropriately reward the proponent, who is the party responsible for the proposal's lack of precision, for his or her inartful drafting.

B. Implementation Of The First Interpretation Of The Proposal Would Cause The Company To Violate State Law.

As discussed below, implementation of the first interpretation of the Proposal discussed in part I of this letter, above, would cause the Company to violate New York law because New York law does not allow shareowners the right to act by written consent on all matters that the "board is not in favor of."

Section 615(a) of the New York Business Corporation Law (the "NYBCL") mandates written consent for New York corporations and also permits corporations to adopt in their certificate of incorporation a modified standard for written consent:

> Whenever under this chapter shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of all outstanding shares entitled to vote thereon or, if the certificate of incorporation so permits, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

> *that the 10% stock ownership condition mandated by the first sentence of the Proposal would prohibit the Board from calling a special meeting if the directors did not collectively own 10% of the outstanding common stock*, the Board would violate Delaware law if it adopted the type of bylaw or charter provision urged by the Proponent because such provision would be "contrary to" and "inconsistent with" Section 211(d) of the DGCL.

The Company's certificate of incorporation is silent on written consent, so Section 615(a)'s default standard of unanimous written consent currently applies to the Company. The Proposal's first sentence is a request that the Company adopt the modified standard that Section 615(a) permits.

The Proposal's second sentence asks for "written consent regarding issues that our board is not in favor of." Under the first interpretation discussed above, this sentence is contrary to New York law because New York law requires the board to approve certain corporate actions before submitting the actions for shareowner vote. For example:

- Section 803(a) of the NYBCL states that an "[a]mendment or change of the certificate of incorporation may be authorized by vote of the board, followed by vote of a majority of all outstanding shares entitled to vote thereon."

- Section 902(a) provides that "[t]he board of each corporation proposing to participate in a merger or consolidation . . . shall adopt a plan of merger or consolidation." Then, Section 903(a) provides that "[t]he board of each constituent corporation, upon adopting such plan of merger or consolidation, shall submit such plan to a vote of shareholders."

- Section 909(a) provides that for the disposition of all or substantially all the assets of a corporation, "[t]he board shall authorize the [disposition] and direct its submission to a vote of shareholders."

Under the first interpretation of the Proposal, the Proposal instructs the Company to ignore these requirements. It explicitly seeks, without limitation or exception, "written consent regarding issues that our board is not in favor of."

The Proposal's instruction to allow shareowner consent even when the board is not in favor of the corporate action would require the Company and its Board, when confronting one of the corporate actions listed in the above bullet points, to ignore the statutory process that is required by the above sections of the NYBCL and submit for shareowner approval a corporate action despite its not first being authorized by the Board. However, allowing shareowner action on such matters would be a violation of the statutory provisions cited above that require board authorization prior to a shareowner vote. No provision of New York law permits these statutory requirements to be waived simply because the shareowner action is going to take place through written consent rather than through a vote at a shareowner meeting.

Furthermore, it would not be permissible for the Board simply to make a pro forma "authorization" of an action that it opposes so that the statutory process can technically be followed. Section 717(a) of the NYBCL requires a director to "perform his duties . . . in good faith and with that degree of care which an ordinarily prudent person in a like position would use under similar circumstances." Due to these fiduciary duties, a director who opposes one of the corporate actions listed in the bullet points above could not disregard his or her fiduciary duties and vote to "authorize" such a matter solely to enable shareholders to act on the matter through written consent. Case law covering Section 909(a) clarifies that "the board must itself *approve* the sale before formally submitting it to the shareholders" and must satisfy its fiduciary duties when doing so. *Patrick V. Allen*, 355 F.Supp.2d 704, 713 (S.D.N.Y. 2005) (emphasis added).

In addition to the violation of law that would occur if a consent solicitation were undertaken with respect to the actions discussed above, it also would be a violation of New York law even to include in the Company's certificate of incorporation provisions purporting to permit action by written consent on such matters. Section 801(a) of the NYBCL permits a corporation to amend its certificate of incorporation "in any and as many respects as may be desired, if such amendment contains only such provisions as might be lawfully contained in an original certificate of incorporation." An "original certificate of incorporation" is governed by Section 402(c), which prohibits a certificate of incorporation from containing provisions that are "inconsistent with [the NYBCL] or any other statute of this state." A certificate amendment purporting to authorize action by "written consent regarding issues that our board is not in favor of" would conflict with Sections 803(a), 902(a) and 909(a) of the NYBCL and would therefore be violative of Sections 801(a) and 402(c) of the NYBCL. *Cf. AlliedSignal, Inc.* (avail. Jan. 29, 1999) (concurring in the exclusion of a proposal to amend the company's bylaws in a way that would conflict with the company's certificate of incorporation).

This letter also serves as confirmation for purposes of Rules 14a-8(i)(2) and (j)(2)(iii) that, as a member in good standing admitted to practice before courts in the State of New York, I am of the opinion that implementation of the first interpretation of the Proposal discussed above would cause the Company to violate the laws of the State of New York. Therefore, we believe that the Proposal may be omitted from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(2).

Staff precedent also indicates that the Company may exclude the Proposal. For example, a proposal in *AT&T Inc.* (avail. Feb. 12, 2010) sought a shareowner right to act by the written consent of a majority of shares outstanding. The proposal did not include a qualifier limiting this vote standard's applicability to those matters for which the standard was permissible under state law, and the company pointed out that state law required, as to some corporate matters, "the vote of stockholders representing greater than a majority of the outstanding shares." The Staff permitted the proposal to be excluded under Rule 14a-8(i)(2). Similarly, the Proposal's second sentence does not include a qualifier that limits its applicability to those corporate matters that do not have a statutory prerequisite of prior board approval.

Consistent with *AT&T* and the foregoing analysis and opinion, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(2).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because, Under A Reasonable Interpretation Of The Proposal, The Proposal Is Materially False Or Misleading.

As noted above, Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if it is contrary to any of the Commission's proxy rules, including Rule 14a-9. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." For the reasons discussed below, under the Proposal's first interpretation discussed in part I, above, the Proposal is materially false and misleading and, therefore, is excludable under Rule 14a-8(i)(3).

In SLB 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) can be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of shareowner proposals that are premised on materially false or misleading statements. *See Wal-Mart Stores, Inc.* (avail Apr. 2, 2001) (concurring in the exclusion of a proposal to remove "genetically engineered crops, organisms or products" because the text of the proposal misleadingly implied that it related only to the sale of food products).

The Proposal is comparable to other proposals the Staff has concurred are excludable under Rule 14a-8(i)(3). For example, the proposal in *General Electric Co.* (avail. Jan. 6, 2009) requested that the Company adopt a policy under which any director who received more than 25% in "withheld" votes would not be permitted to serve on any key board committee for two years. The Staff concurred that the proposal was false and misleading because the action requested in the proposal was based on the underlying assertion that the Company had plurality voting and allowed shareowners to "withhold" votes when in fact the Company had implemented majority voting in the election of directors and therefore did not provide a means for shareowners to "withhold" votes in the typical elections. Likewise, in *Duke*

Energy Corp. (avail. Feb. 8, 2002), the Staff concurred in the exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur" because the proposal misleadingly implied that the company had a nominating committee, when in fact it did not. *See also Johnson & Johnson* (avail. Jan. 31, 2007) (concurring in exclusion of a proposal that misleadingly implied shareowners would be voting on the company's executive compensation policies); *Sara Lee Corp.* (avail. Sept. 11, 2006) (same); *General Magic, Inc.* (avail. May 1, 2000) (permitting exclusion of a proposal that requested that the company make "no more false statements" to its shareowners because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact, the company had corporate policies to the contrary).

As in *General Electric Co.* and the other precedent cited above, the first interpretation of the Proposal, which is reasonable for the reasons discussed above, is premised on a flawed underlying assumption: that shareowners have the legal authority to act by written consent on actions that the board has not approved. As discussed above, New York law does not give shareowners such authority for some corporate actions, including amending the certificate of incorporation, mergers or consolidations, and the disposition of all or substantially all the assets of a corporation. Thus, the Proposal gives shareowners an illusory right; shareowners reading the Proposal will mistakenly believe that, upon implementation of the Proposal, they will be able to act by written consent notwithstanding any opposition to the matter by the board of directors, when in fact they will not be able to do so as to some corporate matters.

Because the Proposal is premised on a flawed underlying assumption and purports to give shareowners a right that in many cases state law does not permit them to have, we believe the Proposal is false and misleading in violation of Rule 14a-9 and that it, therefore, may be excluded under Rule 14a-8(i)(3).

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareowner proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal."

Texaco, Inc. (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's underlying concerns and its essential objective. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002). At the same time, a company need not implement a proposal in exactly the same manner set forth by the proponent. *See* Exchange Act Release No. 40018 (May 21, 1998) at n.30 and accompanying text. Differences between a company's actions and a shareowner proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Intel Corp.* (avail. Feb. 14, 2005) (concurring that a proposal calling for a company policy to expense stock options had been substantially implemented through an accounting rule change); *Archon Corp. (Rogers)* (avail. Mar. 10, 2003) (concurring that a proposal requesting special election to fill a board vacancy had been substantially implemented when the board had exercised its authority to fill the board vacancy).

Consistent with the objectives of Rule 14a-8(i)(10), in 2011 the Commission amended the Rule to add a note under which a shareowner proposal that would provide an advisory vote on executive compensation with substantially the same scope as the say-on-pay vote required by Rule 14a-21(a) is subject to exclusion under Rule 14a-8(i)(10), if the issuer adopts a policy on say-on-pay frequency that is consistent with the majority of votes cast. The Commission explained this provision as clarifying that, "In this circumstance, shareholders would be provided the opportunity to provide say-on-pay votes on the frequency preferred by a majority of shareholders when last polled, and we believe additional proposals on the same matter would impose unnecessary burdens on companies and shareholders." Exchange Act Release No. 63768 (Jan. 25, 2011).

Here, the Supporting Statements demonstrate that the essential objective and underlying concern of the Proposal is to allow shareowners to consider and vote on the compensation of executives that was disclosed pursuant to Item 402 of Regulation S-K and that was already subject to a say-on-pay vote. Specifically, after one paragraph addressing written consent at other companies, the Supporting Statements state, "The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:". The following four paragraphs in the Supporting Statements – comprising the bulk of the Supporting Statements – address the Company's 2011 executive compensation as disclosed pursuant to Item 402 of Regulation S-K, and a fifth paragraph addresses the chairman of the Company's "executive pay committee." Thus, the entire thrust and focus of the Supporting Statements is on executive compensation that the Company reported pursuant to Item 402 of Regulation S-K. .

The extensive paragraphs in the Supporting Statements addressing reported executive compensation clearly demonstrate that the underlying concern and essential objective of the Proposals is to provide shareowners another opportunity to consider and vote on the executive compensation reported by the Company. In this respect, the proposal is virtually identical to the proposal considered in *General Electric Co.* (avail. Jan. 10, 2005). In *General Electric*, the proposal's resolution addressed one topic (a request that social responsibility, environmental and financial criteria be considered in setting executive compensation), and there were several general paragraphs (phrased as recitals) on this topic. However, as with the Supporting Statements accompanying the Proposal, the supporting statements accompanying the proposal in *General Electric* revealed that the true objective of the proposal was to address a different issue: the depiction of smoking in movies. As with the Supporting Statements, the supporting statements in *General Electric* revealed this objective and underlying concern by stating, "We believe that it is especially appropriate for our company to adopt social responsibility and environmental criteria for executive compensation because ...." As with the Supporting Statements here, this explanatory language was followed by four paragraphs addressing concerns with the effect on adolescent smoking of depicting smoking in movies. While some may view this topic as a matter of social responsibility, the supporting statements in *General Electric* did not assert that it was or attempt to relate this topic to the proposal other than by stating that these facts demonstrate the appropriateness of the proposal. Likewise here, the Supporting Statements are introduced by the statement that they reflect on the merits of the Proposal and that they should be considered when voting on the Proposal.

In *General Electric*, the Staff concurred with exclusion of the proposal and the supporting statements, stating that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." Of similar effect here, although the Proposal mentions action by written consent, the fact that the Proposal is justified by much more extensive text addressing the Company's reported executive compensation demonstrates that the Proponent's underlying concern and essential objective is to conduct another say-on-pay referendum on the Company's reported executive compensation. The *General Electric* no-action letter demonstrates that proponents may not circumvent a basis for exclusion under Rule 14a-8 by seeking to connect their true concern and objective to a proposal that otherwise might not be excludable. The same principle applies equally in this context; the Proponent should not be permitted to circumvent the Rule 14a-8(i)(10) standard for substantial implementation of a say-on-pay referendum by seeking to link a proposal requesting consideration of the Company's executive compensation to another proposal.

As the Company reported in a Form 8-K filed on May 12, 2011, a majority of the votes cast by the Company's shareowners on the non-binding say-on-pay frequency resolution supported an annual frequency, and the Company's board of directors determined to hold advisory votes on executive compensation on an annual basis. In addition, at the Company's 2011 annual meeting of shareowners the Company's shareowners voted on the Company's reported executive compensation, which was supported by more than a majority of votes cast, and shareowners will be provided with a say-on-pay vote at the 2012 Annual Meeting of Shareowners. Thus, the Company has already provided its shareowners an opportunity to vote on the Company's reported executive compensation, and therefore has substantially implemented the Proposal's concern with providing another opportunity to consider the Company's reported executive compensation through a shareowner vote. Under the precedent cited above, the fact that the Company is implementing this concern through a different means than requested in the Proposal is not relevant. Because the thrust and focus of the Supporting Statements demonstrates that the Proposal raises the same topic (the Company's reported executive compensation) for consideration by shareowners, providing an additional means for shareowners to consider the Company's executive compensation through a shareowner vote "would impose unnecessary burdens on companies and shareholders." Exchange Act Release No. 63768, *supra*. Therefore, the Proposal and the Supporting Statements may properly be excluded under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Sharon R. Ryan, the Company's Senior Vice President, General Counsel & Corporate Secretary, at (901) 419-3817.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Sharon R. Ryan, International Paper Company
John Chevedden
Kenneth Steiner

GIBSON DUNN

<u>EXHIBIT A</u>

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John V. Faraci
Chairman of the Board
International Paper Company (IP)
6400 Poplar Ave
Memphis TN 38197
Phone: 901 419-9000

Dear Mr. Faraci,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

11-4-2011
Date

cc: Sharon R. Ryan
Corporate Secretary
Joseph R. Saab <joseph.saab@ipaper.com>
Tel.: (901) 419-4331
Fax.: (901) 214-1234
Marla Adair <Marla.Adair@ipaper.com>
Fax: (901) 214-0162

[IP: Rule 14a-8 Proposal, December 9, 2011]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

The 2011 proposal on this topic won 52% support at our 2011 annual meeting. This proposal topic also won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. This proposal is important because our company does not have a provision for 10% of shareholders to call a special meeting.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm, rated our company "High Concern" in executive pay – $17 million for John Faraci and only 51% of CEO pay was incentive based.

A significant portion of our CEO's total summary compensation consisted of $5 million in pension increases. The executive pay committee added a provision which enabled it to use discretion to increase the pay pool by 25% under the 2011 annual plan. In addition, the long-term performance share plan (PSP) did not require above-median performance for partial payouts. Underperforming industry peers should not result in monetary awards of any kind.

Furthermore, Mr. Faraci's "all other compensation" ballooned to $1.3 million. This level of perquisites raised red flags both in its amount and components, as it is typically very difficult to justify in terms of shareholder benefit. This amount included dividend realized from vested PSP pay ($668,000), company matching contributions ($193,000), and the CEO's personal use of the company jet ($387,000).

Finally, our CEO was potentially entitled to over $55 million if there is a change in control. Executive pay polices such as these are not in the interests of shareholders.

Joan Spero, new to our board in 2011, was on the Delta Air Lines board leading up to its bankruptcy. William Walter, chairman of our executive pay committee, received our highest negative votes.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Shareholder Action by Written Consent – Yes on 3.*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

INTERNATIONAL PAPER

MARLA F. ADAIR
Chief Counsel – Global Corporate Governance, Treasury & Tax

INTERNATIONAL PLACE III
6400 POPLAR AVENUE
MEMPHIS, TN 38197

T 901-419-4340
F 901-214-0162
marla.adair@ipaper.com

December 15, 2011

VIA ELECTRONIC MAIL AND OVERNIGHT COURIER

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Shareholder Action by Written Consent

Dear Mr. Chevedden:

I am writing on behalf of International Paper Company (the "Company"), in response to the shareholder proposal you submitted on behalf of Mr. Kenneth Steiner entitled "Shareholder Action By Written Consent," which we received after the close of business on December 9, 2011 (the "Proposal"). The cover letter accompanying the Proposal indicates that communications regarding the Proposal should be directed to your attention.

Pursuant to Rule 14a-8(b)(1) under the Securities Exchange Act of 1934, in order to be eligible to submit a proposal, Mr. Steiner must have continuously held at least $2,000 in market value, or 1%, of International Paper Company common stock for at least one year as of the date his proposal was submitted. Mr. Steiner did not appear in our records as a registered stockholder. As required by Rule 14a-8, we have not received proof Mr. Steiner has satisfied the ownership requirements as of the date the Proposal was submitted to the Company.

To remedy this defect, Mr. Steiner must submit sufficient proof of his ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof must be in the form of:

(1) a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, he continuously held the requisite number of Company shares for at least one year; or

(2) if Mr. Steiner has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that he continuously held the requisite number of Company shares for the one-year period.

If Mr. Steiner intends to demonstrate ownership by submitting a written statement from the "record" holder of his shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the

Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. Mr. Steiner can confirm whether his broker or bank is a DTC participant by asking his broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If Mr. Steiner's broker or bank is a DTC participant, then Mr. Steiner needs to submit a written statement from his broker or bank verifying that, as of the date the Proposal was submitted, he continuously held the requisite number of Company shares for at least one year.

(2) If Mr. Steiner's broker or bank is not a DTC participant, then he needs to submit proof of ownership from the DTC participant through which the shares are held verifying that, as of the date the Proposal was submitted, he continuously held the requisite number of Company shares for at least one year. He should be able to find out the identity of the DTC participant by asking his broker or bank. If Mr. Steiner's broker is an introducing broker, he may also be able to learn the identity and telephone number of the DTC participant through his account statements, because the clearing broker identified on his account statements will generally be a DTC participant. If the DTC participant that holds his shares is not able to confirm his individual holdings but is able to confirm the holdings of his broker or bank, then he needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposal was submitted, the requisite number of Company shares were continuously held for at least one year: (i) one from Mr. Steiner's broker or bank confirming his ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

Please send the statement to my attention at International Paper Company, 6400 Poplar Avenue, Tower III, Memphis, Tennessee 38197. Alternatively, you may transmit the statement by facsimile to me at (901) 214-0162 or by electronic mail at *marla.adair@ipaper.com*. Rule 14a-8(f) provides that your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter.

If you have any questions with respect to the foregoing, please call me at (901) 419-4340. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Marla F. Adair
Chief Counsel - Global Corporate Governance,
Treasury & Tax

Enclosure
cc: Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 ***

TD Ameritrade

Post-it® Fax Note 7671	Date 12-20-11	# of pages ▶
To Marla Adair	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 901-214-0162	Fax #	

December 20, 2011

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 500 shares each of:

Home Depot (HD)
International Paper (IP)
Merck & Company (MRK)
NASDAQ OMX Group (NDAQ)
Sterling Bancorp (STL)
Telephone and Data Systems (TDS)

in the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in Memor since November 09, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Dan Siffring
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.